

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2011

Mr. Gregory Anderson
President and Chief Executive Officer
Pacific Booker Minerals Inc.
#1702-1166 Alberni Street
Vancouver, B.C., Canada V6E 3Z3

   Re: **Pacific Booker Minerals Inc.**
         Form 20-F for the Fiscal Year Ended January 31, 2010
         Filed July 30, 2010
         File No. 001-33649

Dear Mr. Anderson:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended January 31, 2010

The Company Has No Known Reserves…, page 12

 1.   We note your disclosure of proven and probable reserves on the Morrison Project discussed on page 31. Please revise the risk factor to disclose risk factors applicable to the company.

Operating and Financial Review and Prospects, page 36

 2.   Explain to us how you considered providing disclosures about your critical accounting estimates pertaining to those areas of accounting that require significant estimates and assumptions of your management, where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the impact of the estimates and assumptions on financial condition or operating performance is material.

Please refer to FRC 501.14 for additional guidance.

Controls and Procedures, page 71

Disclosure Controls and Procedures, page 71

3.   Currently, under this section you disclose the conclusion of only your president regarding the effectiveness of your disclosure controls and procedures. Additionally, that conclusion appears to be based on a definition of disclosure controls and procedures that is narrower than what is required by this Item. Revise your disclosure to provide the conclusions of both your principal executive officer and principal financial officer regarding the effectiveness of your controls and procedures, as required by Item 15(a) of Form 20-F, based on the complete definition in Exchange Act Rule 13a-15(e).

Financial Statements, page 76

Auditors' Report, page 77

4.   The auditors' report included in your filing indicates that the financial statements were audited in accordance with Canadian generally accepted auditing standards. Explain to us how you considered Instruction 2 to Item 8.A.2 of Form 20-F, which requires financial statements to be audited in accordance with U.S. generally accepted auditing standards.

Engineering Comments

Fiscal 2010 Work, page 32

5.   In this section of your filing we note you state your "mineral reserves assume a Net Smelter Return (NSR) cut-off-value of $CDN5.60/t, and operating costs of CDN$8.15 per tonne milled over the life of the mine." In addition, you state "the metal prices used in the study were a four year trailing average (as of January 12, 2009) of $2.75/lb Copper, $658.32/oz Gold, and $29.23/lb Molybdenum, at an exchange rate of US$0.87." Considering all associated costs in determining your NSR, please tell us how you determined your NSR cut-off-value of $CDN5.60/t.

6.   We note you state your recovered metal is estimated at 1.37 billion lb Cu, 658,090 oz Au and 10.05 million lb Mo. Please disclose the recoveries used to determine the contained metal in your proven and probable reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters, or John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding the engineering comments. Please contact Douglas Brown, at (202) 551-3265, or me, at (202) 551-3745, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director